March 27, 2014

Edward M. Kelly

Senior Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy Partners, L.P.

Registration Statement on Form S-3

Filed February 28, 2014

File No. 333-194213

Dear Ms. Long:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), this letter sets forth the Registrant’s response to the comments (each a “Comment” and, together, the “Comments”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 25, 2014 (the “Comment Letter”), with respect to the Registration Statement on Form S-3 (File No. 333-194213) (the “Registration Statement”). For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment. In addition, the Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the Registration Statement, which is marked to show changes from the original filing.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington US 2383753v.1	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, March 27, 2014, Page 2

General

1.	We note that you are registering 17,919,394 common units representing limited partner interests for resale by the selling unitholder, Sun Coal & Coke LLC. Given the size of the offering by the selling unitholder relative to your outstanding public float of 13,503,456 units at December 31, 2013 and the selling unitholder’s ability to exercise significant control over you as a result of its ownership interests, provide us your legal analysis why it appropriate for you to disclose that the selling unitholder “may be deemed to be” an underwriter rather than to disclose that the selling unitholder “is” an underwriter.

Response: The Registration Statement has been revised accordingly. Please see the cover page of Amendment No. 1 and pages ii and 54 of Amendment No. 1.

2.	As appropriate, update disclosure throughout the registration statement to include your quarterly cash distribution rates and payments to date. We note the disclosures in your Forms 8-K filed April 25, 2013, July 25, 2013, October 25, 2013, and January 30, 2014. Additionally, given your performance and quarterly cash distribution rates and payments to date, as appropriate, update disclosure throughout the registration statement on termination of the subordination period when the subordinated units held by the selling unitholder will convert into common units on a one-for-one basis. We note particularly the disclosure under “Subordination Period” on page 28.

Response: The Registration Statement has been revised accordingly. Please see pages 24 and 29 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 39

3.	Since you are providing a firm conclusion on your treatment as a partnership for U.S. federal tax purposes, delete the first sentence in this section that you “expect” to be treated as a partnership for U.S. federal income tax purposes. Additionally, remove the words “generally” and “In general” throughout this section because the words may suggest or imply that investors cannot rely upon the disclosure.

Response: The Registration Statement has been revised accordingly. Please see the revisions starting on page 39 of Amendment No. 1.

Securities and Exchange Commission, March 27, 2014, Page 3

Selling Unitholder, page 53

4.	Identify the natural person or persons who exercise voting or investment control or both for the securities owned by the selling unitholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations which are available on the Commission’s website.

Response: The Registrant acknowledges the Staff’s Comment and respectfully submits that no natural person or persons has voting or investment control for the securities owned by the selling unitholder.

Exhibit 5.1

5.	We assume that “$14,317,872” rather than “14,317,872” in the first paragraph as the number of common units being registered is inadvertent. Please revise.

Response: Exhibit 5.1 to the Registration Statement has been revised accordingly.

6.	We note the non-assessability carve outs on page 2 in paragraphs 1 and 2 of the opinion. Note that the legality opinion for a limited partnership must address whether purchasers of securities of the limited partnership will have any obligation to make payments to the limited partnership or its creditors other than the purchase price for the securities or contributions to the limited partnership or its creditors solely by reason of the purchasers’ ownership of the securities. Please revise. For guidance you may wish to refer to Section II.B.1.b of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission’s website.

Response: Exhibit 5.1 to the Registration Statement has been revised accordingly.

Securities and Exchange Commission, March 27, 2014, Page 4

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019).

Very truly yours,

/s/ Michael Swidler
Michael Swidler